FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 8, 2004 (“A New BlackBerry Phone That Fits In Your Shirt Pocket? Now Your Talking!")	Page No 4

Document 1

September 8, 2004

FOR IMMEDIATE RELEASE

A NEW BLACKBERRY PHONE THAT FITS IN YOUR SHIRT POCKET? NOW YOU’RE TALKING!

Customers Get the Freedom to Live and Work How They Want with the Stylish New BlackBerry 7100t from T-Mobile USA

BELLEVUE, Wash. and WATERLOO, Ont. — If it looks like a phone, feels like a phone and makes calls like a phone, it’s probably a phone, right? Yes, but if it’s the BlackBerry 7100t™ phone, exclusively from T-Mobile USA, it’s also much more than a wireless phone – it’s a breakthrough innovation that packs all the power of BlackBerry® into a traditional phone design with full-featured phone, email, instant messaging (IM), HTML Web browsing and organizer capabilities.

T-Mobile USA, Inc. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry 7100t in the United States and announced an early October delivery. Consumers will be able to check out the device in action tomorrow at the grand opening of T-Mobile’s 1,000th retail store in San Francisco.

“T-Mobile has made it a priority to provide its customers with phones and services that not only meet their professional needs, but their personal needs as well,” said Scott Ballantyne, vice president marketing, T-Mobile USA, Inc. “The BlackBerry 7100t is the perfect phone to help customers balance their busy work lives and not lose a step with what’s really important, like friends and family, and all for a great value.”

With the BlackBerry 7100t, consumers can have it all with a sleek wireless device that is decidedly a phone, but also manages to incorporate a large vibrant screen, a QWERTY-based keyboard and the full functionality and cachet of the BlackBerry platform. It is designed to easily allow both one-handed and two-handed operation. And it even passes the ‘shirt pocket test’ – compact and lightweight enough to carry comfortably in your breast pocket.

The phone experience is uncompromising with excellent sound quality, dedicated ‘send’ and ‘end’ phone keys, a numerical phone keypad with large keys, typical talk time of more than 4 hours, a speakerphone, Bluetooth support, polyphonic ring tones and quad-band world phone functionality to keep you connected at home or in 135 countries in which T-Mobile has GSM roaming agreements.

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The typing experience is also exceptional thanks to an amazing new keyboard technology from RIM called SureType™ that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably. SureType dramatically outshines the traditional multi-tap phone approach and will fundamentally change the way people think about typing on mobile phones.

Starting in October, customers who activate the BlackBerry 7100t with a qualifying rate plan, can purchase the device for a net $199.99, after mail in rebates*. Additionally, T-Mobile plans to offer customers bundled (voice and data) rate plans for the BlackBerry 7100t, starting at $59.99, that are easy-to-understand and affordable – this means big buckets of Whenever Minutes® and unlimited email, unlimited text and instant messages, and unlimited Web browsing*.

“The BlackBerry 7100t with SureType is the outcome of many years of research and innovation. We’ve learned a lot about mobile user needs over the years and took great care in designing a product that can satisfy people who want the look and feel of a traditional mobile phone together with advanced email, messaging and browsing capabilities,” said Mike Lazaridis, president and co-CEO at Research In Motion. “In looking at the complete package — including the sleek device design, top-of-the-line phone and data features, high-quality screen, breakthrough keyboard and overall value — we believe we have hit a sweet spot of mobile design that will attract a whole new audience to BlackBerry for the first time.”

The BlackBerry 7100t together with BlackBerry Internet Service™ is a great choice for consumers who are looking to upgrade their phone, and want “always on” access to email – whether it’s business or personal email. No special servers or sophisticated corporate I.T. departments are needed. With a few simple clicks, BlackBerry Internet Service is ready to go, and customers can get push-based access to up to 10 personal and corporate email accounts (including support for viewing email attachments).

The BlackBerry 7100t can also connect to RIM’s enterprise platform (called BlackBerry Enterprise Server™) for larger corporate and government customers.

Other features of the BlackBerry 7100t include built-in IM functionality; built-in Bluetooth technology supports hands-free operation via wireless headsets and car kits; and the large, high-resolution color screen means web sites appear in living color and users have ample workspace to compose and retrieve information including contacts, emails or instant messages.

For more information visit www.getmoreblackberry.com

The BlackBerry 7100t introduction and the 1,000th T-Mobile store opening at 699 Market Street in San Francisco are part of the festivities surrounding the T-Mobile International Pro Cycling tour taking place on September 12 in San Francisco.

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  Note to Editors:
  Photos of the BlackBerry 7100t are available at http://www.rim.com/news/kit/media/downloads/index.shtml.
  B-roll for broadcast is available on September 8, 2004, 13:00 to 13:15 ET at the following coordinates:
  Satellite: Intelsat A-6
  Transponder: 16 C-Band
  Orbital Slot: 93 Degrees West Longitude
  Bandwidth: 36 MHz
  Uplink Freq: 6245 Vertical
  Downlink Freq: 4020 Horizontal
  Audio: 6.2 & 6.8

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile operates the largest GSM/GPRS 1900 voice and data network in the country, reaching over 253 million people including roaming and other agreements. In addition, T-Mobile operates the largest carrier owned Wi-Fi (802.11b) wireless broadband network in the country, available in more than 4,700 public access locations including Starbucks coffeehouses, Borders Books and Music, FedEx Kinko’s Office and Print Centers, Hyatt Hotels and Resorts, airports and select American Airlines Admirals Clubs, Delta Air Lines Crown Rooms, United Airlines Red Carpet Clubs and US Airways Clubs. Through its Get More® promise, T-Mobile provides customers with more minutes, more features and more service. For more information, visit the company Web site at www.t-mobile.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Limited time offer; may not be available in all locations. Taxes, fees and other charges additional. See www.t-mobile.com for rebate information, rate plan and international roaming details, Terms and Conditions of service, and other important information.

_________________

CONTACT:
T-Mobile USA, Inc.
T-Mobile Media Relations
425-378-4002
mediarelations@t-mobile.com

Research In Motion
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 8, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller